SUBJECT TO COMPLETION, MAY 1, 2009

PRICING SUPPLEMENT NO. 174 DATED MAY   , 2009
(TO PROSPECTUS AND PROSPECTUS SUPPLEMENT EACH DATED NOVEMBER 21, 2008)

JPMorgan Chase & Co.

$
Buffer Notes Based Upon the S&P 500® Index
Due   , 2010
$10.00 per Note

- The notes are issued by JPMorgan Chase & Co.
- The notes will mature on   , 2010. We will not make any payments on the notes prior to maturity.
- The notes are based upon the S&P 500® Index.
- You will receive at maturity for each note you hold a maturity payment based on the percentage change in the closing value of the S&P 500® Index from the date on which the notes are priced for initial sale to the public (which we refer to as the pricing date) to November   , 2010 (which we refer to as the valuation date). The maturity payment may be greater than, equal to, or less than your initial investment in the notes.
    - If the ending value of the S&P 500® Index is greater than its starting value, at maturity you will receive for each note you then hold the $10 principal amount per note plus a note return amount equal to the product of (i) $10 and (ii) the percentage change in the closing value of the S&P 500® Index from the pricing date to the valuation date (which we refer to as the index percentage change) and (iii) approximately 300% (to be determined on the pricing date), subject to a maximum total return on the notes of approximately 21% to 25% (approximately 14.00% to 16.67% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the notes.
    - If the ending value of the S&P 500® Index is less than or equal to 100% of its starting value but greater than or equal to 90% of its starting value, the note return amount will be zero and at maturity you will receive for each note you then hold the $10 principal amount per note.
    - If the ending value of the S&P 500® Index is less than 90% of its starting value (representing a decrease of more than 10% from its starting value), at maturity you will receive for each note you then hold the $10 principal amount per note plus a note return amount equal to the product of (i) $10 and (ii) the sum of (a) the index percentage change (which will be negative) and (b) 10%. Thus, if the ending value of the S&P 500® Index is less than 90% of its starting value (regardless of the closing value of the S&P 500® Index at any other time during the term of the notes), the maturity payment will be less than your initial investment of $10 per note and your investment will result in a loss.
- The notes are not principal-protected. At maturity you could receive an amount less than your initial investment in the notes.
- We intend to apply to list the notes on NYSE Arca, Inc. under the symbol "BJG."

Investing in the notes involves a number of risks. See "Risk Factors Relating to the Notes" beginning on page PS-6.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)		Fees and Commissions (2)		Proceeds to Us	
Offering of Notes	**Total**	**Per Note**	**Total**	**Per Note**	**Total**	**Per Note**
Buffer Notes Based Upon the S&P 500® Index	$	$10	$	$0.15	$	$9.85

(1)   The price to the public includes the reimbursement of certain issuance costs and the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" in this pricing supplement.

(2)   J.P.Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission and will use all of that commission to allow selling concessions to Citigroup Global Markets Inc., which we refer to as Citigroup Global Markets, that will depend on market conditions on the pricing date. In no event will the commission received by JPMSI and the selling concessions to be allowed to Citigroup Global Markets, exceed $0.15 per note. See "Plan of Distribution" in this pricing supplement.

*The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

We expect to deliver the notes in book entry form only through the facilities of The Depository Trust Company on or about   , 2009.

Investment Products	Not FDIC insured	May Lose Value	No Bank Guarantee

J.P.Morgan

SUMMARY INFORMATION — Q&A

What Are the Notes?

The Buffer Notes Based Upon the S&P 500® Index, or the notes, are equity index-linked investments that offer a potential return at maturity based on an enhanced upside participation in any increase in the closing value of the S&P 500® Index during the term of the notes, subject to a maximum total return, while also providing full protection against a decline of 10% or less in the closing value of the S&P 500® Index and limited protection against a decline of more than 10% in the closing value of the S&P 500® Index. The notes are not principal protected and do not pay periodic interest. The return on the notes, if any, is based upon the S&P 500® Index (which we also refer to as the underlying index).

At maturity you will receive for each note you hold a maturity payment, which may be greater than, equal to, or less than your initial investment in the notes, based on the percentage change in the closing value of the S&P 500® Index from the pricing date to the valuation date. We refer to the percentage change in the closing value of the S&P 500® Index from the pricing date to the valuation date as the index percentage change. If the ending value of the S&P 500® Index is greater than its starting value, the maturity payment will equal the $10 principal amount per note plus a note return amount equal to the product of (i) $10 and (ii) the index percentage change and (iii) approximately 300% (to be determined on the pricing date), subject to a maximum total return on the notes of approximately 21% to 25% (approximately 14.00% to 16.67% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the notes. If the ending value of the S&P 500® Index is less than or equal to 100% of its starting value but greater than or equal to 90% of its starting value, the note return amount will be zero and the maturity payment will equal the $10 principal amount per note. If the ending value of the S&P 500® Index is less than 90% of its starting value (representing a decrease of more than 10% from its starting value), the maturity payment will equal the $10 principal amount per note plus a note return amount equal to the product of (i) $10 and (ii) the sum of (a) the index percentage change (which will be negative) and (b) 10%. Thus, if the ending value of the S&P 500® Index is less than 90% of its starting value (regardless of the closing value of the S&P 500® Index at any other time during the term of the notes), the maturity payment will be less than your initial investment in the notes and your investment in the notes will result in a loss.

Because the maximum total return over the term of the notes is limited to approximately 21% to 25% (approximately 14.00% to 16.67% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the notes, in no circumstance will the payment you receive at maturity be more than approximately $12.10 to $12.50 per note (to be determined on the pricing date).

The notes will mature on   , 2010 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by us. The notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due under the notes will rank equally with all of our other unsecured and unsubordinated debt. The return of the principal amount of your investment at maturity is not guaranteed.

Each note represents a principal amount of $10. You may transfer the notes only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. You should refer to the sections "Description of Notes — Forms of Notes," "The Depositary" and "Series E Securities Offered on a Global Basis" in the accompanying prospectus supplement and the section "Forms of Securities — Global Securities" in the accompanying prospectus.

Will I Receive Interest on the Notes?

No. We will not make any periodic payments of interest on the notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the S&P 500® Index.

What Will I Receive at Maturity of the Notes?

At maturity you will receive for each note an amount in cash equal to $10 plus a note return amount, which may be positive, zero or negative. Because the note return amount may be negative, the maturity payment could be less than the $10 principal amount per note and your investment could result in a loss.

How is the Index Percentage Change Calculated?

The index percentage change will equal the following fraction:

$$\frac{ending\ value - starting\ value}{starting\ value}$$

The starting value will equal the closing value of the S&P 500® Index on the pricing date.

The ending value will equal the closing value of the S&P 500® Index on the valuation date.

The closing value of the S&P 500® Index on any index business day will equal the closing value of the S&P 500® Index or any successor index thereto (as described under "Description of the Notes — Discontinuation of the S&P 500® Index; Alteration of Method of Calculation") published following the regular official weekday close of trading on that index business day. In certain circumstances, the "closing value of the S&P 500® Index" will be based on the alternative calculation of the S&P 500® Index described under "Description of the Notes — Discontinuation of the S&P 500® Index; Alteration of Method of Calculation."

How Will the Note Return Amount Be Calculated?

The calculation of the note return amount depends on whether the index percentage change is positive, zero or negative:

- If the index percentage change is positive, the note return amount will be positive and will equal:

    $10 × index percentage change × upside participation rate,
    subject to the maximum total return on the notes.

    The upside participation rate will equal approximately 300% (to be determined on the pricing date). Because the maximum total return on the notes is limited to approximately 21% to 25% (approximately 14.00% to 16.67% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the notes, in no circumstance will the amount you receive at maturity exceed approximately $12.10 to $12.50 (to be determined on the pricing date) per note.

- If the index percentage change is from and including 0% to and including –10%, the note return amount will be zero.

- If the index percentage change is less than –10%, the note return amount will be negative and will equal:

    $10 × (index percentage change + 10%)

    Thus, if the closing value of the S&P 500® Index decreases by more than 10%, the index percentage change and the note return amount will be negative and the amount you receive at maturity will be less than $10 per note and could be as low as $1 per $10 note.

For more specific information about the note return amount, the index percentage change, the determination of an index business day and the effect of a market disruption event on the determination of the note return amount and the index percentage change, please see "Description of the Notes — Note Return Amount" in this pricing supplement.

Is There a Possibility of Loss of Principal?

Yes. If the ending value of the S&P 500® Index is less than 90% of its starting value, at maturity you will receive less than the $10 principal amount per note. This will be true even if the closing value of the S&P 500® Index exceeded its starting value at one or more times over the term of the notes.

Where Can I Find Examples of Hypothetical Maturity Payments?

For examples setting forth hypothetical maturity payments, see "Description of the Notes — What You Could Receive at Maturity — Hypothetical Examples" in this pricing supplement.

Who Publishes the S&P 500® Index and What Does It Measure?

We have derived all information contained in this product supplement regarding the S&P 500® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. The S&P 500® Index was developed by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P") and is calculated, maintained and published by S&P. The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. For further information on the S&P 500® Index, including its makeup, method of calculation and changes in its components, see "Description of the S&P 500® Index" in this pricing supplement.

Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the S&P 500® Index.

How Has the S&P 500® Index Performed Historically?

We have provided a table showing the closing value of the S&P 500® Index on the last index business day of each month from January 2004 to March 2009 and a graph showing the closing values of the S&P 500® Index on each index business day from January 2, 2004 to April 29, 2009. You can find the table and the graph in the section "Description of the S&P 500® Index — Historical Data on the S&P 500® Index" in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the S&P 500® Index in recent years. However, past performance is not indicative of how the S&P 500® Index will perform in the future. You should also refer to the section "Risk Factors — The Historical Performance of the S&P 500® Index Is Not an Indication of the Future Performance of the S&P 500® Index" in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in this pricing supplement no. 174. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, your notes should be treated as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Will the Notes Be Listed on a Stock Exchange?

There is currently no secondary market for the notes. We intend to apply to list the notes on NYSE Arca, Inc. (the "NYSE Arca") under the symbol "BJG", but the listing may not be approved or, even if approved, the notes may be delisted. JPMSI may, but will not be obligated, to make a market in the notes. We are not required to maintain any listing of the notes on the NYSE Arca or any other securities exchange. Even if a secondary market for the notes does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive. You should be aware that a listing of the notes on an exchange does not guarantee that a liquid trading market will be available for the notes. You should be prepared to hold your notes to maturity.

What Is the Role of JPMSI?

JMPSI will be the agent for the offering and sale of the notes and will receive a commission for activities and services provided in connection with the offering. JPMSI and/or other of its broker-dealer affiliates may buy and sell the notes to create a secondary market for holders of the notes and may engage in other activities described in the section "Plan of Distribution" in this pricing supplement. However, neither JPMSI nor any of these affiliates will be obligated to engage in any market-making activities in connection with the offering of notes, or continue such activities once it has started them. JPMSI will also act as calculation agent for the notes. Potential conflicts of interest may exist between JPMSI and you as holder of the notes.

Can You Tell Me More About the Effect of Your Affiliates' Hedging Activity?

We, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the notes by taking positions in the S&P 500® Index, the equity securities underlying the S&P 500® Index, or instruments the value of which is derived from the S&P 500® Index or the equity securities underlying the S&P 500® Index. While we cannot predict an outcome, such hedging activity or other hedging and investment activities of ours could potentially increase the value of the S&P 500® Index as well as the starting value and, therefore, effectively establish a higher value that the S&P 500® Index must achieve for you to obtain a positive return on your investment or avoid a loss of principal at maturity. From time to time, prior to maturity of the notes, we may pursue a dynamic hedging strategy that may involve taking long or short positions in the S&P 500® Index, the equity securities underlying the S&P 500® Index, or instruments the value of which is derived from the S&P 500® Index or the equity securities underlying the S&P 500® Index. Although we have no reason to believe that any of these activities will have a material impact on the value of the S&P 500® Index or the value of the notes, we cannot assure you that these activities will not have such an effect. You should refer to "Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest" and "Use of Proceeds" in this pricing supplement.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Client accounts over which JPMorgan Chase & Co. or its affiliates have investment discretion or otherwise act as fiduciary are not permitted to purchase the Notes, either directly or indirectly. This includes employee benefit plans that are subject to the Employment Retirement Income Security Act of 1974, as amended ("ERISA"), individual retirement accounts and every other client account over which JPMorgan Chase & Co. or its affiliates have investment discretion or act as fiduciary.

Each purchaser or holder of the notes or any interest therein will be deemed to have represented by its purchase or holding of the notes that (a) its purchase and holding of the notes is not made on behalf of or with "plan assets" of any Plan (as defined in "Benefit Plan Investor Considerations" in this pricing supplement) or (b) its purchase and holding of the notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended. You should refer to "Benefit Plan Investor Considerations" in this pricing supplement.

Are There Any Risks Associated with My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section "Risk Factors Relating to the Notes" in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities in that the maturity payment will be based on the percentage change in the closing value of the S&P 500® Index from the pricing date to the valuation date, an investment in the notes entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the closing value of the S&P 500® Index and other events that are difficult to predict and beyond our control.

The Notes Are Not Principal-Protected. You Will Receive Less than Your Initial Investment at Maturity if the Closing Value of the S&P 500® Index Declines By More than 10% from the Pricing Date to the Valuation Date

The amount payable at maturity will depend on the percentage change in the closing value of the S&P 500® Index from the pricing date to the valuation date. If the closing value of the S&P 500® Index on the valuation date has declined more than 10% from its closing value on the pricing date, the amount you receive for each note will be less than the $10 you paid for each note and could be as low as $1 per $10 note. This will be true even if the closing value of the S&P 500® Index exceeds its starting value at one or more times during the term of the notes.

The Notes are Subject to the Credit Risk of JPMorgan Chase & Co.

The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

You Will Not Receive Any Periodic Payments on the Notes

You will not receive any periodic payments of interest or any other periodic payments on the notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the S&P 500® Index.

The Inclusion in the Original Issue Price of the Agent's Commission and the Estimated Cost of Hedging Our Obligations under the Notes Through One or More of Our Affiliates is Likely to Adversely Affect the Value of the Notes Prior to Maturity

While the payment at maturity, if any, will be based on the full principal amount of your notes, the original issue price of the notes includes JPMSI's commission, the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. The estimated cost of hedging includes the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such prices may differ from values determined by pricing models used by JPMSI, as a result of such compensation or other transaction costs.

You Will Not Have any Rights in the Stocks Included in the S&P 500® Index

You will have no voting or other rights with respect to shares of the stocks included in the S&P 500® Index as a holder of a note.

The Appreciation of Your Investment in the Notes Will Be Limited

Because the maximum return on the notes is limited to approximately 21% to 25% (approximately 14.00% to 16.67% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the notes, the notes may provide less opportunity for appreciation than an investment in an instrument directly linked to the S&P 500® Index. If the ending value of the S&P 500® Index exceeds its starting value by more than approximately 21% to 25% (to be determined on the pricing date), the appreciation on an investment in the notes will be less than the appreciation on an investment in the underlying stocks of the S&P 500® Index or an investment in an instrument that is directly linked to the S&P 500® Index but is not subject to the maximum total return.

The Ending Value May Be Less Than the Closing Value of the S&P 500® Index at the Maturity Date of the Notes or at Other Times During the Term of the Notes

Because the ending value is calculated based on the closing value of the S&P 500® Index on the valuation date, the closing value of the S&P 500® Index at the maturity date or at other times during the term of the notes, including dates near the valuation date, could be higher than the ending value. This difference could be particularly large if there is a significant increase in the closing value of the S&P 500® Index after the valuation date, or if there is a significant decrease in the closing value of the S&P 500® Index around the time of the valuation date, or if there is significant volatility in the closing values of the S&P 500® Index during the term of the notes (especially on dates near the valuation date). If the closing values of the S&P 500® Index increase or remain relatively constant during the initial term of the notes and then decrease below the starting value, the ending value may be significantly less than if it were calculated on a date earlier than the valuation date. Under these circumstances, you may receive a lower payment at maturity than you would have received if you had invested in the S&P 500® Index, the equity securities underlying the S&P 500® Index or contracts relating to the S&P 500® Index for which there is an active secondary market.

Prior to Maturity, the Value of the Notes will be Influenced by Many Unpredictable Factors

Many economic and market factors will influence the value of the notes. We expect that, generally, the closing value of the S&P 500® Index on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to changes in the closing value of the S&P 500® Index. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

- the expected volatility in the S&P 500® Index;

- the time to maturity of the notes;

- the dividend rate on the equity securities underlying the S&P 500® Index;

- interest and yield rates in the market generally as well as in the markets of the equity securities composing the S&P 500® Index;

- economic, financial, political, regulatory or judicial events that affect the equity securities included in the S&P 500® Index or stock markets generally and which may affect the closing value of the S&P 500® Index on the valuation date;

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors will influence the price you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You may have to sell your notes at a substantial discount from the principal amount if the ending value is at, below or not sufficiently above the starting value.

You cannot predict the future performance of the S&P 500® Index based on its historical performance. The closing value of the S&P 500® Index may decrease such that you may not receive any return of your investment. If the index percentage change is less than –10%, you will lose some of your investment at maturity. There can be no assurance that the closing value of the S&P 500® Index will not decrease so that at maturity, you do not lose some or most of your investment.

The Historical Performance of the S&P 500® Index Is Not an Indication of the Future Performance of the S&P 500® Index

The historical performance of the S&P 500® Index, which is included in this pricing supplement, should not be taken as an indication of the future performance of the S&P 500® Index during the term of the notes. Changes in the closing value of the S&P 500® Index will affect the trading price of the notes, but it is impossible to predict whether the closing value of the S&P 500® Index will fall or rise.

Your Return on the Notes Will Not Reflect the Return You Would Realize if You Actually Owned the Stocks Included in the S&P 500® Index

Your return on the notes will not reflect the return you would realize if you actually owned the stocks included in the S&P 500® Index because S&P calculates the closing value of the S&P 500® Index by reference to the prices of the stocks included in the S&P 500® Index without taking into consideration the value of any dividends paid on those stocks. As a result, the return on the notes may be less than the return you would realize if you actually owned the stocks included in the S&P 500® Index even if its ending value is greater than its starting value. In addition, the maximum total return over the term of the notes is limited to approximately 21% to 25% (approximately 14.00% to 16.67% per annum on a simple interest basis) (to be determined on the pricing date) of the principal amount of the notes, whereas there would be no limit on the return you would realize if you actually owned the stocks included in the S&P 500® Index.

You May Not Be Able To Sell Your Notes If an Active Trading Market for the Notes Does Not Develop

There is currently no secondary market for the notes. JPMSI may, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Included in the S&P 500® Index or Related Derivative Instruments by JPMSI and its Affiliates

JPMSI and its affiliates may from time to time buy or sell the stocks included in the S&P 500® Index or derivative instruments relating to such stocks or the S&P 500® Index for their own accounts in connection with their normal business practices. These transactions could affect the value of the stocks included in the S&P 500® Index and thus, the closing value of the S&P 500® Index and the market value of the notes.

We or Our Affiliates may have Adverse Economic Interests to the Holders of the Notes

JPMSI and other affiliates of ours trade the equity securities underlying the S&P 500® Index and other financial instruments related to the S&P 500® Index and its component securities on a regular basis, for their accounts and for other accounts under their management. JPMSI and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to the S&P 500® Index. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the notes. Any of these trading activities could potentially affect the closing value of the S&P 500® Index and, accordingly, could affect the value of the notes and the amount, if any, payable to you at maturity.

We or our affiliates may currently or from time to time engage in business with companies the equity securities of which are included in the S&P 500® Index, including extending loans to, or making equity investments in, or providing advisory services to them, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about the companies, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express views about the companies the equity securities of which are included in the S&P 500®

Index. Any prospective purchaser of notes should undertake an independent investigation of each company the equity securities of which are included in the S&P 500® Index as in its judgment is appropriate to make an informed decision with respect to an investment in the notes.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of notes with returns linked or related to changes in the closing value of the S&P 500® Index or the equity securities that compose the S&P 500® Index. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the notes.

We may have hedged our obligations under the notes through certain affiliates or unaffiliated counterparties, who would expect to make a profit on such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

JPMSI, one of our affiliates, will act as the calculation agent. The calculation agent will determine, among other things, the starting value, the ending value, the index percentage change, the note return amount and the amount, if any, that we will pay you at maturity. The calculation agent will also be responsible for determining whether a market disruption event has occurred, whether the S&P 500® Index has been discontinued and whether there has been a material change in the method of calculation of the S&P 500® Index. In performing these duties, JPMSI may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where JPMSI, as the calculation agent, is entitled to exercise discretion.

Market Disruptions may Adversely Affect your Return

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly determining the closing value of the S&P 500® Index on the valuation date or the index percentage change or calculating the amount that we are required to pay you, if any, at maturity. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes, it is possible that the valuation date and the maturity date will be postponed and your return will be adversely affected. See "Description of the Notes — Market Disruption Events."

You Will Have No Rights Against the Publisher of the S&P 500® Index or Any Issuer of Any Stock Included in the S&P 500® Index

You will have no rights against the publisher of the S&P 500® Index, or any issuer of any stock included in the S&P 500® Index, even though the amount you receive at maturity, if any, will depend on the weighted values of the S&P 500® Index, and such values are based on the prices of the stocks included in the S&P 500® Index. By investing in the notes you will not acquire any shares of stocks included in the S&P 500® Index and you will not receive any dividends or other distributions, if any, with respect to stocks included in the S&P 500® Index. The index publisher and the issuers of the stocks included in the S&P 500® Index are not in any way involved in this offering and have no obligations relating to the notes or to the holders of the notes.

We are currently one of the companies that make up the S&P 500® Index, but, to our knowledge, we are not currently affiliated with any other company the equity securities of which are included in the S&P 500® Index.

We are currently one of the companies that make up the S&P 500® Index, but, to our knowledge, we are not currently affiliated with any other issuers the equity securities of which are included in the S&P 500® Index. As a result, we will have no ability to control the actions of the issuers of such equity securities, including actions that could affect the value of the equity securities included in the S&P 500® Index or your notes. None of the money you pay us will go to the sponsor for the S&P 500® Index or any of the other issuers of the equity securities included in the S&P 500® Index and none of those issuers will be involved in the offering of the notes in any way. Neither those issuers nor we will have any obligation to consider your interests as a holder of the notes in taking any actions that might affect the value of your notes.

The Tax Consequences of an Investment in the Notes Are Unclear

There is no direct legal authority as to the proper U.S. federal income tax characterization of the notes, and we do not intend to request a ruling from the IRS regarding the notes. No assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the notes described in "What are the U.S. Federal Income Tax Consequences of Investing in the Notes?" and "Certain U.S. Federal Income Tax Consequences." If the IRS were successful in asserting an alternative characterization or treatment for the notes, the timing and character of income on the notes could differ materially and adversely from our description herein. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements. You should review carefully the sections entitled "What are the U.S. Federal Income Tax Consequences of Investing in the Notes?" and "Certain U.S. Federal Income Tax Consequences" in this pricing supplement no. 174 and consult your tax adviser regarding your particular circumstances.

USE OF PROCEEDS

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes. The original issue price of the notes includes the agent, J.P. Morgan Securities Inc., or JPMSI's, commissions (as shown on the cover page of this pricing supplement) paid with respect to the notes and the estimated cost of hedging our obligations under the notes. We may have hedged our obligations under the notes through certain affiliates or unaffiliated counterparties.

The original issue price of the notes will include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the notes. The estimated cost of hedging includes the projected profit, which in no event will exceed $0.35 per note, that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, the actual cost of hedging may result in a profit that is more or less than expected, or could result in a loss. See also "Use of Proceeds" in the accompanying prospectus.

On or prior to the date of this pricing supplement, we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the notes by taking positions in the S&P 500® Index, the equity securities underlying the S&P 500® Index, or instruments the value of which is derived from the S&P 500® Index or the equity securities underlying the S&P 500® Index. While we cannot predict an outcome, such hedging activity or other hedging and investment activities of ours could potentially increase the closing value of the S&P 500® Index as well as the starting value, and, therefore, effectively establish a higher value that the S&P 500® Index must achieve for you to obtain a positive return on your investment or avoid a loss of principal at maturity. From time to time, prior to maturity of the notes, we may pursue a dynamic hedging strategy that may involve taking long or short positions in the S&P 500® Index, the equity securities underlying the S&P 500® Index, or instruments the value of which is derived from the S&P 500® Index or the equity securities underlying the S&P 500® Index. Although we have no reason to believe that any of these activities will have a material impact on the closing value of the S&P 500® Index or the value of the notes, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder will have any rights or interest in our hedging activity or any positions we or any unaffiliated counterparties may take in connection with our hedging activity.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

General

The Buffer Notes Based Upon the S&P 500® Index due   , 2010 (the "Notes") are equity index-linked investments that offer a potential return at maturity based on an enhanced upside participation in any increase in the Closing Value of the S&P 500® Index during the term of the Notes, subject to a Maximum Total Return, while also providing full protection against a decline of 10% or less in the Closing Value of the S&P 500® Index and limited protection against a decline of more than 10% in the Closing Value of the S&P 500® Index. The Notes are not principal protected and do not pay periodic interest.

The return on the Notes, if any, is based upon the return of the S&P 500® Index (which we also refer to as the "Underlying Index").

At maturity you will receive for each Note you hold a maturity payment, which may be greater than, equal to, or less than your initial investment in the Notes, based on the percentage change in the Closing Value of the S&P 500® Index from the Pricing Date to the Valuation Date. We refer to the percentage change in the Closing Value of the S&P 500® Index from the Pricing Date to the Valuation Date as the Index Percentage Change. If the Ending Value of the S&P 500® Index is greater than its Starting Value, the maturity payment will equal the $10 principal amount per Note plus a Note Return Amount equal to the product of (i) $10 and (ii) the Index Percentage Change and (iii) approximately 300% (to be determined on the Pricing Date), subject to a Maximum Total Return on the Notes of approximately 21% to 25% (approximately 14.00% to 16.67% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes. If the Ending Value of the S&P 500® Index is less than or equal to 100% of its Starting Value but greater than or equal to 90% of its Starting Value, the Note Return Amount will be zero and the maturity payment will equal the $10 principal amount per Note. If the Ending Value of the S&P 500® Index is less than 90% of its Starting Value (representing a decrease of more than 10% from its Starting Value), the maturity payment will equal the $10 principal amount per Note plus a Note Return Amount equal to the product of (i) $10 and (ii) the sum of (a) the Index Percentage Change (which will be negative) and (b) 10%. Thus, if the Ending Value of the S&P 500® Index is less than 90% of its Starting Value (regardless of the Closing Value of the S&P 500® Index at any other time during the term of the Notes), the maturity payment will be less than your initial investment in the Notes and your investment in the Notes will result in a loss.

Because the Maximum Total Return over the term of the Notes is limited to approximately 21% to 25% (approximately 14.00% to 16.67% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes, in no circumstance will the payment you receive at maturity be more than approximately $12.10 to $12.50 per Note (to be determined on the Pricing Date).

The Notes are a series of securities referred to in the accompanying prospectus supplement and prospectus. The Notes will be issued by JPMorgan Chase & Co. under an indenture dated May 25, 2001, as may be amended or supplemented from time to time, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee.

The Notes are our unsecured and unsubordinated obligations and will rank pari passu with all of our other unsecured and unsubordinated obligations.

The Notes will be issued in denominations of $10 and integral multiples thereof. The principal amount and issue price of each Note is $10. The Notes will be represented by one or more permanent global notes registered in the name of The Depository Trust Company, or DTC, or its nominee, as described under "Description of Notes — Forms of Notes" in the prospectus supplement and "Forms of Securities — Global Securities" in the prospectus.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest on the Notes. Additionally, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the Underlying Index.

Payment at Maturity

The Notes will mature on   , 2010, subject to adjustment as described below. At maturity you will receive for each Note an amount in cash equal to $10 plus a Note Return Amount, which may be positive, zero or negative. Because the Note Return Amount may be negative, the maturity payment could be less than the $10 principal amount per Note, in which case, your investment will result in a loss.

If the scheduled Maturity Date is not a Business Day, then the Maturity Date will be the next succeeding Business Day following such scheduled Maturity Date. If, due to a Market Disruption Event or otherwise, the Valuation Date is postponed so that it falls less than three Business Days prior to the scheduled Maturity Date, the Maturity Date will be the third Business Day following the Valuation Date, as postponed. We describe Market Disruption Events under "General Terms of Notes — Market Disruption Events."

Note Return Amount

The Note Return Amount will be based on the Index Percentage Change of the S&P 500® Index. The Index Percentage Change will equal the following fraction:

$$\frac{Ending\ Value - Starting\ Value}{Starting\ Value}$$

The Starting Value will equal the Closing Value of the S&P 500® Index on the Pricing Date.

The Pricing Date means the date on which the Notes will be priced for initial sale to the public.

The Ending Value will equal the closing value of S&P 500® Index on the Valuation Date.

The Closing Value of the Underlying Index on any Index Business Day will equal the Closing Value of the Underlying Index or any Successor Index thereto (as described under "Description of the Notes — Discontinuation of the S&P 500® Index; Alteration of Method of Calculation") published following the regular official weekday close of trading on that Index Business Day. In certain circumstances, the Closing Value of the Underlying Index will be based on the alternative calculation of the Underlying Index described under "Description of the Notes — Discontinuation of the S&P 500® Index; Alteration of Method of Calculation."

The Valuation Date means November   , 2010, subject to adjustment as described above.

The calculation of the Note Return Amount will depend on whether the Index Percentage Change is positive, zero or negative:

- **If the Index Percentage Change is positive**, the Note Return Amount will be positive and will equal:

$10 × Index Percentage Change × Upside Participation Rate,
subject to the Maximum Total Return on the Notes.

The Upside Participation Rate will equal approximately 300% (to be determined on the Pricing Date). Because the Maximum Total Return on the Notes is limited to approximately 21% to 25% (approximately

14.00% to 16.67% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes, in no circumstance will the amount you receive at maturity exceed approximately $12.10 to $12.50 (to be determined on the Pricing Date) per Note.

- **If the Index Percentage Change is from and including 0% to and including –10%**, the Note Return Amount will be zero.

- **If the Index Percentage Change is less than –10%**, the Note Return Amount will be negative and will equal:

$$\$10 \times (\text{Index Percentage Change} + 10\%)$$

Thus, if the Closing Value of the S&P 500® Index decreases by more than 10%, the Index Percentage Change and the Note Return Amount will be negative and the amount you receive at maturity will be less than $10 per Note and could be as low as $1 per $10 Note.

If the Valuation Date is not an Index Business Day or if there is a Market Disruption Event on such day, the Valuation Date will be postponed to the immediately succeeding Index Business Day during which no Market Disruption Event shall have occurred or be continuing. In no event, however, will the Valuation Date be postponed more than ten Business Days following the date originally scheduled to be the Valuation Date. If the tenth Business Day following the date originally scheduled to be the Valuation Date is not an Index Business Day, or if there is a Market Disruption Event on such tenth Business Day, the Calculation Agent will determine the Closing Value of the S&P 500® Index for the Valuation Date on such tenth Business Day in accordance with the formula for and method of calculating the Closing Value of the S&P 500® Index last in effect prior to commencement of the Market Disruption Event (or prior to the non-Index Business Day), using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the Calculation Agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-Index Business Day) on such tenth Business Day of each security most recently constituting the S&P 500® Index.

An Index Business Day means a day, as determined by the Calculation Agent, on which trading is generally conducted on (i) the Relevant Exchanges (as defined below) for securities underlying the S&P 500® Index or the relevant Successor Index, if applicable, and (ii) the exchanges on which futures or options contracts related to the S&P 500® Index or the relevant Successor Index, if applicable, are traded, other than a day on which trading on such Relevant Exchange or exchange on which such futures or options contracts are traded is scheduled to close prior to its regular weekday closing time.

We will irrevocably deposit with DTC no later than the opening of business on the applicable date funds sufficient to make payments of the amount payable with respect to the Notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the Notes entitled thereto.

A Business Day is any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted.

Subject to the foregoing and to applicable law (including, without limitation, U.S. federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding Notes by tender, in the open market or by private agreement.

Market Disruption Events

Certain events may prevent the Calculation Agent from calculating the Closing Value of the S&P 500® Index on the Valuation Date and, consequently, the Index Percentage Change or calculating the amount, if any, that we will pay to you at maturity. These events may include disruptions or suspensions of trading on the markets as a whole. We refer to each of these events individually as a "Market Disruption Event."

With respect to the S&P 500® Index and any relevant Successor Index, a "Market Disruption Event" means:

- a suspension, absence or material limitation of trading of equity securities then constituting 20% or more of the value of the S&P 500® Index (or the relevant Successor Index) on the Relevant Exchanges (as defined below) for such securities for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such Relevant Exchange; or

- a breakdown or failure in the price and trade reporting systems of any Relevant Exchange as a result of which the reported trading prices for equity securities then constituting 20% or more of the value of the S&P 500® Index (or the relevant Successor Index) during the one hour preceding the close of the principal trading session on such Relevant Exchange are materially inaccurate; or

- a suspension, absence or material limitation of trading on the primary exchange or market for trading in futures or options contracts related to the S&P 500® Index (or the relevant Successor Index) for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such exchange or market; or

- a decision to permanently discontinue trading in the relevant futures or options contracts;

in each case as determined by the Calculation Agent in its sole discretion; and

- a determination by the Calculation Agent in its sole discretion that the applicable event described above materially interfered with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the Notes.

For purposes of determining whether a Market Disruption Event with respect to the S&P 500® Index (or the relevant Successor Index) exists at any time, if trading in a security included in the S&P 500® Index (or the relevant Successor Index) is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the S&P 500® Index (or the relevant Successor Index) will be based on a comparison of:

- the portion of the value of the S&P 500® Index (or the relevant Successor Index) attributable to that security relative to

- the overall value of the S&P 500® Index (or the relevant Successor Index),

in each case immediately before that suspension or limitation.

For purposes of determining whether a Market Disruption Event with respect to the S&P 500® Index (or the relevant Successor Index) has occurred:

- a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the Relevant Exchange, or the primary exchange or market for trading in futures or options contracts related to the S&P 500® Index (or the relevant Successor Index);

- limitations pursuant to the rules of any Relevant Exchange similar to NYSE Rule 80B (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80B as determined by the Calculation Agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

- a suspension of trading in futures or options contracts on the S&P 500® Index (or the relevant Successor Index) by the primary exchange or market trading in such contracts by reason of

  - a price change exceeding limits set by such exchange or market,

  - an imbalance of orders relating to such contracts, or

  - a disparity in bid and ask quotes relating to such contracts will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts related to the S&P 500® Index (or the relevant Successor Index); and

- a "suspension, absence or material limitation of trading" on any Relevant Exchange or on the primary exchange or market on which futures or options contracts related to the S&P 500® Index (or the relevant Successor Index) are traded will not include any time when such market is itself closed for trading under ordinary circumstances.

Relevant Exchange means, with respect to the S&P 500® Index or any relevant Successor Index, the primary exchange or market of trading for any security (or any combination thereof) then included in the S&P 500® Index or such Successor Index, as applicable.

What You Could Receive at Maturity — Hypothetical Examples

The examples below show hypothetical maturity payments on the Notes for a range of Ending Values of the S&P 500® Index. The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different closing values of the S&P 500® Index on the amount you will receive in respect of the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

- Issue Price: $10.00 per Note

- Starting Value: 850.00

- Annualized Dividend Yield of the S&P 500® Index: 3.25%

- Upside Participation Rate: 300.00%

- Buffer Value: 10.00%

- Maturity: 18 months

- Maximum Total Return: 23.00% (approximately 15.33% per annum on a simple interest basis)

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The value of the actual amount you receive at maturity will depend on the actual Note Return Amount, which, in turn, will depend on the actual Starting Value, Ending Value, Upside Participation Rate, and Maximum Total Return. If the actual Maximum Total Return is less than 23.00%, your hypothetical Note Return Amount and hypothetical Maturity Payment per Note will be lower than the hypothetical Note Return Amount and hypothetical Maturity Payment per Note shown below.

TABLE OF HYPOTHETICAL PAYMENTS AT MATURITY [1]

Hypothetical Ending Value of the S&P 500® Index	Hypothetical S&P 500® Index Percentage Change[2]	Hypothetical Return on S&P 500® Index[3]	Hypothetical Return on Notes[4]	Hypothetical Per Annum Return on Notes[5]	Hypothetical Note Return Amount	Hypothetical Maturity Payment per Note
0.00	-100.00%	-95.125%	-90.00%	-60.00%	-$9.00	$ 1.00
425.00	-50.00%	-45.125%	-40.00%	-26.66%	-$4.00	$ 6.00
510.00	-40.00%	-35.125%	-30.00%	-20.00%	-$3.00	$ 7.00
595.00	-30.00%	-25.125%	-20.00%	-13.33%	-$2.00	$ 8.00
680.00	-20.00%	-15.125%	-10.00%	-6.66%	-$1.00	$ 9.00
701.25	-17.50%	-12.625%	-7.50%	-5.00%	-$0.75	$ 9.25
722.50	-15.00%	-10.125%	-5.00%	-3.33%	-$0.50	$ 9.50
743.75	-12.50%	-7.625%	-2.50%	-1.66%	-$0.25	$ 9.75
765.00	-10.00%	-5.125%	0.00%	0.00%	$0.00	$10.00
786.25	-7.50%	-2.625%	0.00%	0.00%	$0.00	$10.00
807.50	-5.00%	-0.125%	0.00%	0.00%	$0.00	$10.00
828.75	-2.50%	2.375%	0.00%	0.00%	$0.00	$10.00
850.00	0.00%	4.875%	0.00%	0.00%	$0.00	$10.00
871.25	2.50%	7.375%	7.50%	5.00%	$0.75	$10.75
892.50	5.00%	9.875%	15.00%	10.00%	$1.50	$11.50
913.75	7.50%	12.375%	22.50%	15.00%	$2.25	$12.25
935.00	10.00%	14.875%	23.00%	15.33%	$2.30	$12.30
956.25	12.50%	17.375%	23.00%	15.33%	$2.30	$12.30
977.50	15.00%	19.875%	23.00%	15.33%	$2.30	$12.30
998.75	17.50%	22.375%	23.00%	15.33%	$2.30	$12.30
1020.00	20.00%	24.875%	23.00%	15.33%	$2.30	$12.30
1105.00	30.00%	34.875%	23.00%	15.33%	$2.30	$12.30
1190.00	40.00%	44.875%	23.00%	15.33%	$2.30	$12.30
1275.00	50.00%	54.875%	23.00%	15.33%	$2.30	$12.30
1700.00	100.00%	104.875%	23.00%	15.33%	$2.30	$12.30

(1) If the Notes are purchased or sold in the secondary market, the hypothetical returns of the table will not apply.
(2) Excludes any dividends paid on the stocks in the S&P 500® Index.
(3) Assumes dividend yield on the S&P 500® Index is not compounded annually and not re-invested.
(4) The percentage return for the entire term of the Notes limited to the hypothetical 23.00% Maximum Total Return.
(5) Calculated on a simple interest basis.

Discontinuation of the S&P 500® Index; Alteration of Method of Calculation

If the index sponsor of the S&P 500® Index (the "Index Sponsor") discontinues publication of the S&P 500® Index and the Index Sponsor or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the discontinued S&P 500® Index (such index being referred to herein as a "Successor Index"), then the Closing Value of the S&P 500® Index on the Valuation Date, or any other relevant date on which the Closing Value of the S&P 500® Index is to be determined will be determined by reference to the value of such Successor Index at the close of trading on the Relevant Exchange for such Successor Index on such day.

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the Notes.

If the Index Sponsor discontinues publication of the S&P 500® Index prior to, and such discontinuation is continuing on the, Valuation Date, or any other relevant date on which the Closing Value of the S&P 500® Index is to be determined, and the Calculation Agent determines, in its sole discretion, that no Successor Index for the S&P 500® Index is available at such time, or the Calculation Agent has previously selected a Successor Index and publication of such Successor Index is discontinued prior to, and such discontinuation is continuing on, the Valuation Date, or such other relevant date, then the Calculation Agent will determine the Closing Value of the S&P 500® Index for such date. The Closing Value of the S&P 500® Index will be computed by the Calculation Agent in accordance with the formula for and method of calculating the S&P 500® Index or Successor Index, as applicable, last in effect prior to such discontinuation, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the Calculation Agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently composing the S&P 500® Index or Successor Index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of the S&P 500® Index or its Successor Index, as applicable, may adversely affect the value of the Notes.

If at any time the method of calculating the S&P 500® Index or a Successor Index, or the value thereof, is changed in a material respect, or if the S&P 500® Index or a Successor Index is in any other way modified so that the S&P 500® Index or such Successor Index does not, in the opinion of the Calculation Agent, fairly represent the value of the S&P 500® Index or such Successor Index had such changes or modifications not been made, then the Calculation Agent will, at the close of business in New York City on each date on which the Closing Value of the S&P 500® Index is to be determined, make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a value of an index comparable to the S&P 500® Index or such Successor Index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the Closing Value of the S&P 500® Index with reference to the S&P 500® Index or such Successor Index, as adjusted. Accordingly, if the method of calculating the S&P 500® Index or such Successor Index is modified so that the value of the S&P 500® Index or such Successor Index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the S&P 500® Index), then the Calculation Agent will adjust its calculation of the S&P 500® Index or such Successor Index in order to arrive at a value of the S&P 500® Index or such Successor Index as if there had been no such modification (e.g., as if such split had not occurred).

Events of Default

Under the heading "Description of Debt Securities — Events of Default and Waivers" in the accompanying prospectus is a description of events of default relating to debt securities including the Notes.

Payment upon an Event of Default

In case an event of default with respect to the Notes shall have occurred and be continuing, the amount declared due and payable per Note upon any acceleration of the Notes will be determined by the Calculation Agent and will be an amount in cash equal to the amount payable at maturity per Note as described under the caption "Description of Notes — Payment at Maturity," and "— Note Return Amount" calculated as if the date of acceleration were the Valuation Date.

If the maturity of the Notes is accelerated because of an event of default as described above, we will, or will cause the Calculation Agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the Notes as promptly as possible and in no event later than two Business Days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge, Defeasance and Covenant Defeasance" are not applicable to the Notes.

Book-Entry Only Issuance — The Depository Trust Company

DTC will act as securities depositary for the Notes. The Notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global notes certificates, representing the total aggregate principal amount of the Notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Forms of Notes" and "The Depositary."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the Notes will be payable and the transfer of the Notes will be registrable at the principal corporate trust office of The Bank of New York Mellon in The City of New York.

The Bank of New York Mellon or one of its affiliates will act as registrar and transfer agent for the Notes. The Bank of New York Mellon will also act as paying agent and may designate additional paying agents.

Registration of transfers of the Notes will be effected without charge by or on behalf of The Bank of New York Mellon, but upon payment (with the giving of such indemnity as The Bank of New York Mellon may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The Notes will be governed by and interpreted in accordance with the laws of the State of New York.

Calculation Agent

JPMSI will act as the Calculation Agent. The Calculation Agent will determine, among other things, the Starting Value, the Ending Value, the Index Percentage Change, the Note Return Amount and the amount, if any, that we will pay you at maturity. The Calculation Agent will also be responsible for determining whether a Market Disruption Event has occurred, whether the S&P 500® Index has been discontinued and whether there has been a material change in the method of calculation of the S&P 500® Index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different Calculation Agent from time to time after the date of this pricing supplement without your consent and without notifying you.

The Calculation Agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity on or prior to 11:00 a.m., New York City time, on the Business Day preceding the Maturity Date.

All calculations with respect to the Starting Value, the Ending Value, the Index Percentage Change, the Note Return Amount or any Closing Value of the Underlying Index will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (*e.g.*, .876545 would be rounded to .87655); all dollar amounts related to determination of the payment per Note at maturity, if any, will be rounded to the nearest one ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate principal amount of Notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

DESCRIPTION OF THE S&P 500® INDEX

We have derived all information contained in this pricing supplement regarding the S&P 500® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). We make no representation or warranty as to the accuracy or completeness of such information. The S&P 500® Index was developed by S&P and is calculated, maintained and published by S&P. S&P has no obligation to continue to publish, and may discontinue the publication of, the S&P 500® Index.

The S&P 500® Index is reported by Bloomberg L.P. under the ticker symbol "SPX."

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies (the "S&P Component Stocks") as of a particular time as compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Historically, the "Market Value" of any S&P Component Stock was calculated as the product of the market price per share and the number of the then-outstanding shares of such S&P Component Stock. As discussed below, on March 21, 2005, S&P began to use a new methodology to calculate the Market Value of the S&P Component Stocks and on September 16, 2005, S&P completed its transition to the new calculation methodology. The 500 companies are not the 500 largest companies listed on the New York Stock Exchange (the "NYSE") and not all 500 companies are listed on such exchange. S&P chooses companies for inclusion in the S&P 500® Index with the objective of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company's common stock is widely-held and the Market Value and trading activity of the common stock of that company.

On March 21, 2005, S&P began to calculate the S&P 500® Index based on a half float-adjusted formula, and on September 16, 2005, the S&P 500® Index became fully float-adjusted. S&P's criteria for selecting stocks for the S&P 500® Index was not changed by the shift to float adjustment. However, the adjustment affects each company's weight in the S&P 500® Index (*i.e.*, its Market Value).

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors, not all of a company's outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

- holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

- holdings by government entities, including all levels of government in the United States or foreign countries; and

- holdings by current or former officers and directors of the company, founders of the company or family trusts of officers, directors or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P 500® Index calculation. Mutual funds, investment advisory firms, pension funds or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as "exchangeable shares," shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor ("IWF") is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. (On March 21, 2005, the S&P 500® Index moved halfway to float adjustment, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the S&P 500® Index between March 21, 2005 and September 16, 2005 was 0.90. On September 16, 2005, S&P began to calculate the S&P 500® Index on a fully float-adjusted basis, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the S&P 500® Index on and after September 16, 2005 is 0.80.) The float-adjusted Index is calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the Index Divisor. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

As of the date of this pricing supplement, the S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total Market Value of all 500 S&P Component Stocks relative to the S&P 500® Index's base period of 1941–43 (the "Base Period").

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total Market Value of the S&P Component Stocks during the Base Period has been set equal to an indexed value of 10. This is often indicated by the notation 1941–43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total Market Value of the S&P Component Stocks by a number called the Index Divisor. By itself, the Index Divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original Base Period level of the S&P 500® Index. The Index Divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index ("Index Maintenance").

Index Maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs.

To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total Market Value of the S&P 500® Index require an Index Divisor adjustment. By adjusting the Index Divisor for the change in total Market Value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All Index Divisor adjustments are made after the close of trading and after the calculation of the closing levels of the S&P 500® Index. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require Index Divisor adjustments.

The table below summarizes the types of Index maintenance adjustments and indicates whether or not an Index Divisor adjustment is required.

Type of Corporate Action	Comments	Divisor Adjustment
Company added/ deleted	Net change in market value determines divisor adjustment.	Yes
Change in shares outstanding	Any combination of secondary issuance, share repurchase or buy back – share counts revised to reflect change.	Yes
Stock split	Share count revised to reflect new count. Divisor adjustment is not required since the share count and price changes are offsetting.	No
Spin-off	If spun-off company is not being added to the index, the divisor adjustment reflects the decline in index market value (*i.e.*, the value of the spun-off unit).	Yes
Spin-off	Spun-off company added to the index, another company removed to keep number of names fixed. Divisor adjustment reflects deletion.	Yes
Change in IWF due to a corporate action or a purchase or sale by an inside holder.	Increasing (decreasing) the IWF increases (decreases) the total market value of the index. The divisor change reflects the change in market value caused by the change to an IWF.	Yes
Special dividend	When a company pays a special dividend the share price is assumed to drop by the amount of the dividend; the divisor adjustment reflects this drop in index market value.	Yes
Rights offering	Each shareholder receives the right to buy a proportional number of additional shares at a set (often discounted) price. The calculation assumes that the offering is fully subscribed. Divisor adjustment reflects increase in market cap measured as the shares issued multiplied by the price paid.	Yes

Stock splits and stock dividends do not affect the Index Divisor, because following a split or dividend, both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the S&P Component Stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

Each of the corporate events exemplified in the table requiring an adjustment to the Index Divisor has the effect of altering the Market Value of the S&P Component Stock and consequently of altering the aggregate Market Value of the S&P Component Stocks (the "Post-Event Aggregate Market Value"). In order that the level of the S&P 500® Index (the "Pre-Event Index Value") not be affected by the altered Market Value (whether increase or decrease) of the affected Component Stock, a new Index Divisor ("New Divisor") is derived as follows:

$$\frac{\text{Post-Event Aggregate Market Value}}{\text{New Divisor}} = \text{Pre-Event Index Value}$$

$$\text{New Divisor} = \frac{\text{Post-Event Aggregate Market Value}}{\text{Pre-Event Index Value}}$$

A large part of the index maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P 500® Index companies. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the S&P 500® Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the Index Divisor is adjusted to compensate for the net change in the total Market Value of the S&P 500® Index. In addition, any changes over 5% in the current common shares outstanding for the S&P 500® Index companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the Index Divisor.

Historical Data on the S&P 500® Index

We have provided a table showing the closing value of the S&P 500® Index on the last Index Business Day of each month from January 2004 to March 2009. These historical data on the S&P 500® Index are not indicative of the future performance of the S&P 500® Index or what the market value of the Notes may be. Any historical upward or downward trend in the Closing Value of the S&P 500® Index during any period set forth below is not an indication that the S&P 500® Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2004	2005	2006	2007	2008	2009
January	1131.13	1181.27	1280.08	1438.24	1378.55	825.88
February	1144.94	1203.6	1280.66	1406.82	1330.63	735.09
March	1126.21	1180.59	1294.83	1420.86	1322.7	797.87
April	1107.3	1156.85	1310.61	1482.37	1385.59	872.81
May	1120.68	1191.5	1270.09	1530.62	1400.38	
June	1140.84	1191.33	1270.2	1503.35	1280	
July	1101.72	1234.18	1276.66	1455.27	1267.38	
August	1104.24	1220.33	1303.82	1473.99	1282.83	
September	1114.58	1228.81	1335.85	1526.75	1166.36	
October	1130.2	1207.01	1377.94	1549.38	968.75	
November	1173.82	1249.48	1400.63	1481.14	896.24	
December	1211.92	1248.29	1418.3	1468.36	903.25	

Graph of Historical Closing Values

The following graph illustrates the historical performance of the S&P 500® Index based on the closing value thereof on each Index Business Day from January 2, 2004 through April 30, 2009. Past movements of the S&P 500® Index are not indicative of future index values.



Daily Closing Values of S&P 500® Index

License Agreement

S&P and J.P. Morgan Securities Inc. have entered into a non-exclusive license agreement providing for the sub-license to us, and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use the S&P 500® Index, which is owned and published by S&P, in connection with certain securities, including the Notes.

The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc., which we refer to as S&P. S&P makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly, or the ability of the S&P 500® Index to track general stock market performance. S&P's only relationship to JPMorgan Chase & Co. is the licensing of certain trademarks and trade names of S&P without regard to JPMorgan Chase & Co. or the Notes. S&P has no obligation to take the needs of JPMorgan Chase & Co. or the holders of the Notes into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing, price or quantity of the Notes to be issued or in the determination or calculation of the amount due at maturity of the Notes. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY JPMORGAN CHASE & CO., HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE

S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"STANDARD & POOR'S," "S&P" AND "S&P 500" ARE TRADEMARKS OF THE MCGRAW-HILL COMPANIES, INC. AND HAVE BEEN LICENSED FOR USE BY J.P. MORGAN SECURITIES INC. AND SUB-LICENSED FOR USE BY JPMORGAN CHASE & CO. THIS TRANSACTION IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY S&P AND S&P MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF PURCHASING ANY OF THE NOTES.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of the Notes. This summary applies to you if you are an initial holder of Notes purchasing the Notes at their issue price for cash and if you hold the Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

This summary does not address all aspects of the U.S. federal income and estate taxation of the Notes that may be relevant to you in light of your particular circumstances or if you are a holder of Notes who is subject to special treatment under the U.S. federal income tax laws, such as:

- one of certain financial institutions;

- a "regulated investment company" as defined in Code Section 851;

- a "real estate investment trust" as defined in Code Section 856;

- a tax-exempt entity, including an "individual retirement account" or "Roth IRA" as defined in Code Section 408 or 408A, respectively;

- a dealer in securities;

- a person holding Notes as part of a hedging transaction, "straddle," conversion transaction or integrated transaction, or who has entered into a "constructive sale" with respect to the Notes;

- a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

- a trader in securities who elects to apply a mark-to-market method of tax accounting; or

- a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

This summary is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date of this product supplement, changes to any of which, subsequent to the date of this product supplement, may affect the tax consequences described herein. As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or foreign tax laws are not discussed. **You should consult your tax adviser concerning the application of U.S. federal income and estate tax laws to your particular situation (including the possibility of alternative characterizations of the Notes), as well as any tax consequences arising under the laws of any state, local or foreign jurisdictions.**

Tax Treatment of the Notes

The tax consequences of an investment in the Notes are unclear. There is no direct legal authority as to the proper U.S. federal income tax characterization of the Notes, and we do not intend to request a ruling from the IRS regarding the Notes.

Based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, your Notes should be treated as "open transactions" for U.S. federal income tax purposes. While other characterizations of the Notes could be asserted by the IRS, as discussed below, the following discussion assumes that the Notes are treated for U.S. federal income tax purposes as "open transactions" with respect to the S&P 500® Index and not as debt instruments, unless otherwise indicated.

Tax Consequences to U.S. Holders

You are a "U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of a Note that is:

- a citizen or resident of the United States;

- a corporation created or organized in or under the laws of the United States or any political subdivision thereof; or

- an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Treatment of the Notes

Tax Treatment Prior to Maturity.   You should not recognize taxable income or loss over the term of the Notes prior to maturity other than pursuant to a sale or exchange as described below.

Sale, Exchange or Redemption of the Notes.   Upon a sale or exchange of a Note (including redemption at maturity), you should recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the Note, which should equal the amount you paid to acquire the Note. This gain or loss should be long-term capital gain or loss if you have held the Note for more than one year at that time. The deductibility of capital losses, however, is subject to limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization of the Notes and because we are not requesting a ruling from the IRS with respect to the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the Notes described above. If the IRS were successful in asserting an alternative characterization or treatment of the Notes, the timing and character of income on the Notes could differ materially and adversely from our description herein. For example, the IRS might treat the Notes as debt instruments issued by us, in which event the taxation of the Notes would be governed by certain Treasury regulations relating to the taxation of "contingent payment debt instruments." In this event, regardless of whether you are an accrual-method or cash-method taxpayer, you would be required to accrue into income original issue discount, or "OID," on your Notes at our "comparable yield" for similar noncontingent debt, determined at the time of the issuance of the Notes, in each year that you hold your Notes (even though you will not receive any cash with respect to the Notes prior to maturity) and any gain recognized upon a sale or exchange of your Notes (including redemption at maturity) would generally be treated as ordinary income. Additionally, if you were to recognize a loss above certain thresholds, you could be required to file a disclosure statement with the IRS.

Other alternative U.S. federal income tax characterizations of the Notes might also require you to include amounts in income during the term of your Notes and/or might treat all or a portion of the gain or loss on the sale or exchange of your Notes (including redemption at maturity) as ordinary income or loss or as short-term capital gain or loss, without regard to how long you held your Notes. For example, the IRS could assert that the Notes are subject to special "mark-to-market" rules under Section 1256 of the Code. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the Notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. Accordingly, you should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

Tax Consequences to Non-U.S. Holders

You are a "Non-U.S. Holder" if for U.S. federal income tax purposes you are a beneficial owner of a Note that is:

- a nonresident alien individual;

- a foreign corporation; or

- a nonresident alien fiduciary of a foreign estate or trust.

You are not a "Non-U.S. Holder" for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, you should consult your tax adviser regarding the U.S. federal income tax consequences of the sale or exchange of a Note (including redemption at maturity).

If you are a Non-U.S. Holder of a Note and if the characterization of the Notes as "open transactions" is respected, any income or gain from the Note should not be subject to U.S. federal income or withholding tax unless it is effectively connected with your conduct of a U.S. trade or business. However, among the issues addressed in the notice described above in "Certain U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Possible Alternative Tax Treatments of an Investment in the Notes" is the degree, if any, to which income with respect to instruments described therein, such as the Notes, should be subject to U.S. withholding tax. It is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the withholding tax consequences of an investment in the Notes, possibly with retroactive effect.

If the Notes were recharacterized as indebtedness, any income or gain from a Note nonetheless would not be subject to U.S. withholding tax, provided generally that the certification requirement described below has been fulfilled. Because the characterization of the Notes is unclear, payments made to you with respect to a Note may be withheld upon at a rate of 30% unless you have certified on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and provided your name and address or otherwise satisfied applicable documentation requirements.

If you are engaged in a U.S. trade or business, and if income or gain from a Note is effectively connected with your conduct of that trade or business, although exempt from the withholding tax discussed above, you will generally be taxed in the same manner as a U.S. Holder, except that you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of Notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

Federal Estate Tax

Individual Non-U.S. Holders, and entities the property of which is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a Note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their tax advisers regarding the U.S. federal estate tax consequences of investing in a Note.

Backup Withholding and Information Reporting

You may be subject to information reporting, and you may also be subject to backup withholding at the rates specified in the Code on the amounts paid to you unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. If you are a Non-U.S. Holder, you will not be subject to backup withholding if you comply with the certification procedures described in the preceding section. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

THE TAX CONSEQUENCES TO YOU OF OWNING AND DISPOSING OF NOTES ARE UNCLEAR. YOU SHOULD CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

Subject to certain assumptions and representations received from us, the discussion in this section, "Certain U.S. Federal Income Tax Consequences," when read in combination with the sections entitled "What are the U.S. Federal Income Tax Consequences of Investing in the Notes?" and "Risk Factors Relating to the Notes — The Tax Consequences of an Investment in the Notes Are Unclear" in this pricing supplement, constitutes the full opinion of Davis Polk & Wardwell regarding the material U.S. federal income tax consequences of owning and disposing of Notes.

PLAN OF DISTRIBUTION

Under the terms and subject to the conditions contained in the Master Agency Agreement entered into between JPMorgan Chase & Co. and J.P. Morgan Securities Inc., as agent (an "Agent" or "JPMSI"), and certain other agents that may be party to the Master Agency Agreement, as amended or supplemented, from time to time (each an "Agent" and collectively with JPMSI, the "Agents"), JPMSI has agreed to use reasonable efforts to solicit offers to purchase the principal amount of Notes set forth on the cover page of this pricing supplement. We will have the sole right to accept offers to purchase the Notes and may reject any offer in whole or in part. JPMSI may reject, in whole or in part, any offer it solicited to purchase Notes. We will pay JPMSI, in connection with sales of these Notes resulting from a solicitation JPMSI made or an offer to purchase JPMSI received, a commission that will depend on market conditions on the Pricing Date and that will in no event exceed $0.15 per Note. JPMSI will use all of their commission to allow selling concessions to Citigroup Global Markets Inc. ("Citigroup Global Markets"), as dealer.

We own, directly or indirectly, all of the outstanding equity securities of JPMSI. The underwriting arrangements for this offering comply with the requirements of NASD Rule 2720 regarding a FINRA member firm's underwriting of securities of an affiliate. In accordance with NASD Rule 2720, no underwriter may make sales in this offering to any discretionary account without the prior written approval of the customer.

JPMSI or another Agent may act as principal or agent in connection with offers and sales of the Notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the Notes, JPMSI may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, JPMSI may sell more Notes than it is obligated to purchase in connection with the offering, creating a naked short position in the Notes for its own account. JPMSI must close out any naked short position by purchasing the Notes in the open market. A naked short position is more likely to be created if JPMSI is concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, JPMSI may bid for, and purchase, Notes in the open market to stabilize the price of the Notes. Any of these activities may raise or maintain the market price of the Notes above independent market levels or prevent or retard a decline in the market price of the Notes. JPMSI is not required to engage in these activities, and may end any of these activities at any time.

No action has been or will be taken by us, JPMSI, Citigroup Global Markets or any dealer that would permit a public offering of the Notes or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the Notes, or distribution of this pricing supplement or the accompanying prospectus or prospectus or any other offering material relating to the Notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each of JPMSI and Citigroup Global Markets has represented and agreed, and each dealer through which we may offer the Notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the Notes or possesses or distributes this pricing supplement and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the Notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the Notes. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission. For additional information regarding selling restrictions, please see "Notice to Investors" in this pricing supplement.

NOTICE TO INVESTORS

We are offering to sell, and are seeking offers to buy, the Notes only in jurisdictions where offers and sales are permitted. Neither this pricing supplement, nor the accompanying prospectus supplement or prospectus constitutes an offer to sell, or a solicitation of an offer to buy, any Notes by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this pricing supplement, the accompanying prospectus supplement or prospectus nor any sale made hereunder implies that there has been no change in our affairs or that the information in this pricing supplement, the accompanying prospectus supplement or prospectus is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this pricing supplement, the accompanying prospectus supplement or prospectus and the purchase, offer or sale of the Notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the Notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales.

Hong Kong

The Notes may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. Each Agent has not issued and will not issue any advertisement, invitation or document relating to the Notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Singapore

Neither this pricing supplement, nor the accompanying prospectus supplement or prospectus has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this pricing supplement, the accompanying prospectus supplement and prospectus, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "ERISA Plans") should consider the fiduciary standards of ERISA in the context of the ERISA Plan's particular circumstances before authorizing an investment in the Notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended, (the "Code") prohibit ERISA Plans, as well as plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (together with ERISA Plans, "Plans"), from engaging in certain transactions involving the "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code (in either case, "Parties in Interest") with respect to such Plans. As a result of our business, we may be a Party in Interest with respect to many Plans. Where we are a Party in Interest with respect to a Plan (either directly or by reason of our ownership interests in our directly or indirectly owned subsidiaries), the purchase and holding of the Notes by or on behalf of the Plan could be a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless exemptive relief were available under an applicable exemption (as described below).

Certain prohibited transaction class exemptions ("PTCEs") issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide a limited exemption for the purchase and sale of the Notes and related lending transactions, provided that neither the issuer of the Notes nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction and provided further that the Plan pays no more than adequate consideration in connection with the transaction (the so-called "service provider exemption").

Accordingly, the Notes may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service-provider exemption or there is some other basis on which the purchase and holding of the Notes will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code. Each purchaser or holder of the Notes or any interest therein will be deemed to have represented by its purchase or holding of the Notes that (a) its purchase and holding of the Notes is not made on behalf of or with "plan assets" of any Plan or (b) its purchase and holding of the Notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to these "prohibited transaction" rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations ("Similar Laws"). Accordingly, each such purchaser or holder of the Notes shall be required to represent (and deemed to have represented by its purchase of the Notes) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of these rules, it is particularly important that fiduciaries or other persons considering purchasing the Notes on behalf of or with "plan assets" of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1, 84-14 or some other basis on which the acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.

Each purchaser and holder of the Notes has exclusive responsibility for ensuring that its purchase and holding of the Notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any applicable Similar Laws. The sale of any Notes to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.

In making your investment decision, you should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus with respect to the Notes offered hereby and with respect to JPMorgan Chase & Co. This pricing supplement, together with the accompanying prospectus and prospectus supplement, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in this pricing supplement and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The Notes described in this pricing supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority, or FINRA, and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the Notes. This pricing supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the Notes in any circumstances in which such offer or solicitation is unlawful.

In this pricing supplement and the accompanying prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise.

TABLE OF CONTENTS

JPMORGAN CHASE & CO.

$
Buffer Notes Based Upon the S&P 500® Index
Due , 2010
$10.00 per Note

Pricing Supplement No. 174
Dated May , 2009

(To Prospectus and Prospectus Supplement each dated November 21, 2008)

J.P.Morgan